SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of January 2003 Commission File Number 1-8481
                                  -------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F                               Form 40-F     X
                      -----------                             -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                     No     X
                 -----------                            -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------


Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE Reports its Fourth Quarter and Year-End Results


    Q4 2002: Revenue up 1.2%; EBITDA up 4.7%; net earnings of $1.7 billion Full-year 2002: Revenue up 2.2%; EBITDA up 5.2%; net earnings of
    $2.4 billion

    (All figures are in Cdn$, unless otherwise indicated)

    MONTREAL, QC, Jan. 29 /CNW Telbec/ - For the fourth quarter of 2002, BCE Inc. (TSX, NYSE: BCE) reported total revenue of $5.2 billion. Total revenue increased by 1.2% compared to the same period last year. Excluding the impact on revenues of recent regulatory changes and the sale of Bell Canada's directory business on November 29, 2002, total revenue growth was 4.7%. BCE also reported EBITDA(1) of $1.9 billion, and net earnings applicable to common shares of $1.7 billion ($1.92 per common share). Net earnings before non- recurring items(2) were $395 million ($0.44 per common share).

    For the year ended December 31, 2002, BCE reported total revenue of $19.8 billion, up 2.2% over revenue of 2001. EBITDA was $7.6 billion, a 5.2% increase over 2001 EBITDA. Net earnings applicable to common shares were $2.4 billion ($2.74 per common share) while net earnings applicable to common shares in 2001 were $450 million ($0.56 per common share). Net earnings before non-recurring items were $1.5 billion ($1.81 per common share) compared to net earnings before non-recurring items in 2001 of $1.4 billion ($1.74 per common share).

    "Despite many industry challenges and an uncertain economy, our performance in 2002 was on track," said Michael Sabia, President and CEO of BCE Inc. "We had good results in the growth areas of our business, even as we were facing regulatory and other pressures in our more traditional services. Through our continued focus on financial discipline and execution, we have successfully implemented our productivity initiatives and as a result improved our efficiency. Our efforts resulted in EBITDA growth of over 5%."



    Operational Highlights
    -------------------------------------------------------------------------

                                             Q4 2002     As at Dec. 31, 2002
    -------------------------------------------------------------------------
    Cellular and PCS           218,000 net additions   3,919,000 subscribers
    -------------------------------------------------------------------------
    High-speed Internet (DSL)  108,000 net additions   1,110,000 subscribers
    -------------------------------------------------------------------------
    Bell ExpressVu (DTH)        83,000 net additions   1,304,000 subscribers
    -------------------------------------------------------------------------
    Data revenue                        $1.0 billion            $3.8 billion
    -------------------------------------------------------------------------
    Bell Globemedia revenue             $379 million            $1.3 billion
    -------------------------------------------------------------------------
    Productivity initiatives            $140 million            $655 million
    -------------------------------------------------------------------------

    "We had our best quarter ever in wireless with net postpaid activations of 196,000 and industry leading churn of 1.7%," continued Mr. Sabia. "Direct-to-Home (DTH) satellite new subscriptions were strong, resulting in revenue growth of 35% at Bell ExpressVu in 2002. And, our DSL High-speed Internet subscriber base grew by 47% compared to last year."

    "Our goal is to continue to achieve balanced performance in our overall operations in 2003. By simplifying our operations and placing the customer at the centre of all that we do, we expect to drive revenue growth, further improve our productivity performance, and reduce capital intensity to generate free cash flow," concluded Mr. Sabia.

    Q4 2002 OVERVIEW
    BCE experienced strong growth during the fourth quarter in several key areas: a 16% increase in wireless revenues, higher data revenue of 6%, increased Bell ExpressVu revenues of 32% and a 7% increase in revenues at Bell Globemedia.

    EBITDA increased by $86 million or 4.7%, mainly due to higher revenues and the successful implementation of cost control initiatives at Bell Canada and Bell Globemedia. As a percentage of revenues, EBITDA improved from 35.7% in the fourth quarter of 2001 to 37% in the current quarter.

    Consolidated net earnings applicable to common shares were $1.7 billion compared to the loss of $299 million reported last year.

    As part of its annual review of its businesses, BCE, in the fourth quarter of 2002, completed an extensive assessment of the carrying value of its assets as well as accounting for the sale of the directories business and Teleglobe Inc. This resulted in the following non-recurring items (net of taxes and non-controlling interest):

    - a $1.8 billion gain on the sale of Bell Canada's directories business; - tax benefits and adjustments of $505 million which were recognized, in discontinued operations, as a result of the sale of Teleglobe Inc. to a wholly owned subsidiary of Ernst & Young Inc.;
    - an impairment charge of $530 million, resulting from an annual assessment of goodwill relating to Bell Globemedia ($501 million) and Aliant ($29 million - mainly for its Xwave Solutions Inc. business unit);
    - restructuring and other charges of $251 million primarily related to the workforce reduction program at Bell Canada; and,
    - assets write-down of $209 million relating primarily to BCE's investment in BCI (included in discontinued operations) and other portfolio investments.

    Excluding the non-recurring items, net earnings were $395 million ($0.44 per common share). Net earnings before non-recurring items for the fourth quarter of 2001 were $345 million ($0.43 per common share). Earnings per share before non-recurring items increased by 2% as a result of higher EBITDA, offset by higher interest expense and shareholders' dilution due to the issuance of new debt and equity in 2002 to partially finance BCE's return to full ownership of Bell Canada.

    OUTLOOK
    The Company outlined its financial guidance for the first quarter of 2003 and confirmed its financial guidance for the full year 2003 as follows:


    -------------------------------------------------------------------------
    GUIDANCE                                 Q1 2003  Full Year 2003 Outlook
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Revenue (billions)                   $4.6 - $4.8           $19.3 - $20.0
    EBITDA (billions)                    $1.7 - $1.8             $7.4 - $7.8
    Net earnings per share (before
    non-recurring items)               $0.42 - $0.46           $1.85 - $1.95
    -------------------------------------------------------------------------



    As indicated during BCE's 2003 Business Review Conference on December 18, 2002, BCE will no longer be providing formal quarterly guidance beyond the first quarter of 2003.

    RESULTS BY BUSINESS GROUP (unaudited)

    BCE operated under four segments as at December 31, 2002: Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures (which consists of BCE's other investments).

    -------------------------------------------------------------------------
                                (Cdn$ millions, except per share amounts)
                                ---------------------------------------------
                                         Fourth Quarter      Twelve months
    For the period ended
     December 31                     2002       2001       2002       2001
    ------------------------------------------------------------------------

    ----------------------------------------------------------------------
    Revenue
    Bell Canada                     4,532      4,536     17,489     17,202
    Bell Globemedia                   379        354      1,290      1,203
    BCE Emergis                       131        181        540        656
    BCE Ventures                      282        287      1,064      1,044
    Corporate and Other,
     including Inter-segment
     eliminations                    (152)      (245)      (615)      (765)
                                    -----      -----     ------     ---------
    Total revenue                   5,172      5,113     19,768     19,340
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    EBITDA
    Bell Canada                     1,788      1,704      7,289      6,876
    Bell Globemedia                    72         43        180        108
    BCE Emergis                        20         35         30        127
    BCE Ventures                       72         88        289        290
    Corporate and Other,
     including Inter-segment
     eliminations                     (39)       (43)      (166)      (159)
                                    -----      -----     ------     ---------
    Total EBITDA                    1,913      1,827      7,622      7,242
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Net earnings (loss)
    Bell Canada                     1,407       (101)     2,423        663
    Bell Globemedia                  (493)       (25)      (492)      (150)
    BCE Emergis                         7        (45)       (51)      (281)
    BCE Ventures                       32         41        131        270
    Corporate and Other,
     including Inter-segment
     eliminations                    (118)        40       (113)     3,069
    -------------------------------------------------------------------------
    Earnings (loss) from
     continuing operations            835        (90)     1,898      3,571
    -------------------------------------------------------------------------
    Discontinued operations           917       (195)       577     (3,057)
    Dividends on preferred shares     (16)       (14)       (59)       (64)
    -------------------------------------------------------------------------
    Net earnings (loss) applicable
     to common shares               1,736       (299)     2,416        450
    -------------------------------------------------------------------------
    Net earnings (loss) per common
     share                           1.92      (0.37)      2.74       0.56
    -------------------------------------------------------------------------
    Non-recurring items included
     in net earnings (loss) per
     common share                   (1.48)     0.80       (0.93)      1.18
    -------------------------------------------------------------------------
    Net earnings per common share
     before non-recurring items      0.44      0.43        1.81       1.74
    -------------------------------------------------------------------------

    FOURTH QUARTER REVIEW (Q4 2002 vs. Q4 2001, unless otherwise indicated)

    BELL CANADA
    The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu and Bell Canada's interests in other Canadian telcos.



    -------------------------------------------------------------------------
                                                 (Cdn$ millions)
                                                 ----------------------------
                                      Fourth Quarter         Twelve months
    For the period ended
     December 31                     2002       2001       2002       2001
    =========================================================================
    Bell Canada Revenue
    Local and access                1,574      1,654      6,155      6,360
    Long distance                     635        647      2,579      2,651
    Wireless                          570        493      2,167      1,839
    Data                            1,035        979      3,806      3,526
    Bell ExpressVu                    176        133        638        474
    Terminal sales, directory
     advertising & other              542        630      2,144      2,352
                                    -----      -----     ------     ---------
    Total Bell Canada revenue       4,532      4,536     17,489     17,202
    -------------------------------------------------------------------------

    - Excluding the impact of the regulatory changes and the sale of the directories business, revenues for the quarter increased by 4%.
    - Local and access revenues decreased by 5%, due mainly to the effects of the 2001 CRTC local contribution and May 30, 2002 CRTC Price Caps decisions.
    - Long distance revenue decreased by $12 million. Competitive pricing pressures offset the effects of a 4% increase in quarterly conversation minutes and higher network access fees.
    - Wireless revenue was up 16% due to strong growth in cellular and PCS subscribers. Postpaid net additions of 196,000 were the highest achieved in any quarter in Bell's history. Churn, stable at 1.7%, continues to be industry-leading, reflecting our priority on customer service.
    - Total Internet (High-speed and dial-up) subscribers surpassed the two million mark to reach 2,067,000 as at December 31. Total High-speed Internet subscribers grew by 47%.
    - Higher Sympatico ISP revenues contributed to the 6% increase in data revenue.
    - Bell ExpressVu's industry-leading success in increasing its subscriber base greatly contributed to the 32% improvement in its revenues. There were 22% more subscribers compared to the fourth quarter of 2001.
    - Bell Canada's EBITDA grew by $84 million or 5% in the fourth quarter to reach $1.8 billion, due to continued cost management.
    - Productivity gains at Bell Canada were $135 million for the quarter and $630 million for all of 2002.
    - Bell improved its year-end CAPEX intensity (capital expenditures as a percentage of revenue) from 22.7% (net of the purchase of the Spectrum licenses) in 2001 to 19.6% in 2002.

    BELL GLOBEMEDIA
    Bell Globemedia includes CTV, The Globe and Mail and Bell Globemedia Interactive.

    - For the total year ended 2002, Bell Globemedia had revenues of $1.3 billion, an increase of 7% compared to 2001. EBITDA increased by $72 million to reach $180 million.
    - Total revenue was $379 million in the quarter compared with revenue of $354 million for the same period last year.
    - Advertising revenue was $284 million, an increase of 8% compared to the fourth quarter of 2001. Higher demand for both television and print advertising contributed to the increase.
    - Subscriber revenues increased by 7.5% to reach $72 million due to higher subscriptions to the new digital specialty channels and an increase in print circulation revenues.
    - EBITDA improved by 67% to $72 million, reflecting the increase in revenues and management's cost control efforts.

    BCE EMERGIS

    - BCE Emergis' sequential quarter over quarter revenues decreased slightly by $4 million mainly due to lower recurring revenues from its eHealth unit and the revenue impact of BCE Emergis' decision to exit non-core businesses. Revenue was $131 million in the quarter, compared with $181 million for the same period in 2001.
    - Fourth quarter EBITDA of $20 million was essentially flat compared to the third quarter EBITDA of $19 million. Year-over-year quarterly EBITDA decreased by 43%, reflecting the shortfall in revenues.
    - In the fourth quarter, BCE Emergis rolled out the first of its several Web-based eLending solutions, the Vendor Services Exchange, designed to help Freddie Mac in the streamlining of certain of its mortgage and other settlement processes.

    BCE VENTURES
    BCE Ventures includes the activities of CGI, Telesat and other investments.

    - BCE Ventures' revenue was $282 million in the quarter, a decrease of 2% when compared with the same period of 2001.
    - EBITDA was $72 million in the quarter compared with $88 million in the fourth quarter of 2001.

    BELL CANADA STATUTORY RESULTS
    Bell Canada "statutory" includes Bell Canada, Bell Canada's interests in other Canadian telcos, and Bell Canada's 39% interest in Aliant (equity-accounted until December 31, 2002).

    Bell Canada's reported revenue was $3.7 billion in the fourth quarter. Net earnings applicable to common shares were $1.4 billion in the fourth quarter, compared to a loss of $97 million for the same period last year.

    For 2002, revenue was $14.4 billion compared with $14.3 billion in 2001. Net earnings applicable to common shares were $1.4 billion in 2002, virtually unchanged from 2001.

    ABOUT BCE
    BCE is Canada's largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE's media interests are held by Bell Globemedia, which features some of the strongest brands in the industry - CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

    SUPPLEMENTARY BCE FINANCIAL INFORMATION:
    ----------------------------------------
    BCE's Fourth Quarter 2002 Investor Briefing and other relevant financial materials are available at www.bce.ca/en/investors, under "Investor Briefcase".

    CALL WITH FINANCIAL ANALYSTS:
    -----------------------------
    BCE will hold a teleconference / Webcast (audio only) for financial analysts to discuss its fourth quarter results on Wednesday, January 29, 2003 at 8:00 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive Officer, and Siim Vanaselja, Chief Financial Officer, will be present for the teleconference / Webcast.

    Interested participants are asked to dial (416) 405-9328 between 7:50 AM and 7:58 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

    A replay facility will be available between 12:00 PM on Wednesday, January 29, 2003 and 12:00 PM on Wednesday, February 5, 2003. To access the replay facility, please dial (416) 695-5800 and enter access code 1354714. The Webcast will also be archived on our Web site.

    CALL WITH THE MEDIA:
    --------------------
    BCE will hold a teleconference for media / Webcast (audio only) on Wednesday, January 29, 2003 at 1:15 PM (Eastern). Michael Sabia will be present for this teleconference.

    Interested participants are asked to dial (416) 406-6419 or 888 575-8232 between 1:05 PM and 1:13 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

    CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
    Certain statements made in this press release, including, but not limited to, the statements appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after the date hereof.

    Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic conditions, the level of consumer confidence and spending and the state of capital markets; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings (including the outcome of the appeal of the CRTC's price cap decision); the level of demand, including in particular by the enterprise sector, and prices, for products and services in the telecom (e.g., data, IP broadband and voice services), media and e- business markets; BCE's and its subsidiaries' ability to manage costs, generate productivity improvements and decrease capital intensity while maintaining quality of service; the intensity of competitive activity, from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and net income; the risk of lower returns on pension plan assets requiring increased pension expenses and potentially pension plan funding; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the availability and cost of capital required to implement BCE's and its subsidiaries' financing plans and fund capital and other expenditures; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to package and cross sell various services offered by the BCE group of companies; the ability of the BCE group companies' strategies to produce the expected benefits and growth prospects; stock market volatility; the availability of, and ability to retain, key personnel; and the final outcome of pending or future litigation.

    For additional information with respect to certain of these and other factors, refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated December 18, 2002 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE's expectations as of January 29, 2003 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    ----------------------------
    (1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, among other measures, to assess the operating performance of its on- going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.
    (2) Refer to the discussion under the caption "Q4 2002 Overview" for further details.

    CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

    CONSOLIDATED STATEMENTS OF OPERATIONS
    -------------------------------------------------------------------------
    For the period ended December 31   Three months         Twelve months
    ($ millions, except share amounts)
     (unaudited)                     2002       2001(1)    2002       2001(1)
    -------------------------------------------------------------------------
    Operating revenues              5,172      5,113     19,768     19,340
                                   ------------------------------------------
    Operating expenses              3,259      3,286     12,146     12,098
    Amortization expense              794        948      3,146      3,826
    Net benefit plans credit           (8)       (31)       (33)      (121)
    Restructuring and other
     charges(Note 4)                  395        741        887        980
                                   ------------------------------------------
    Total operating expenses        4,440      4,944     16,146     16,783
                                   ------------------------------------------
    Operating income                  732        169      3,622      2,557
    Other income
     (expense)(Note 5)              2,242        (11)     2,468      4,015
    Impairment charge(Note 1)        (770)         -       (770)         -
                                   ------------------------------------------
    Earnings from continuing
     operations before the
     under-noted items              2,204        158      5,320      6,572
                                   ------------------------------------------
    Interest expense -long-term debt  278        243      1,041        952
                     - other debt      71         12        120        104
                                   ------------------------------------------
    Total interest expense            349        255      1,161      1,056
                                   ------------------------------------------
    Earnings (loss) from
     continuing operations before
     income taxes and
     non-controlling interest       1,855        (97)     4,159      5,516
    Income taxes                      753         31      1,593      1,759
    Non-controlling interest          267        (38)       668        186
                                   ------------------------------------------
    Earnings (loss) from
     continuing operations            835        (90)     1,898      3,571
    Discontinued operations(Note 6)   917       (195)       577     (3,057)
                                   ------------------------------------------
    Net earnings (loss)             1,752       (285)     2,475        514
    Dividends on preferred
     shares                           (16)       (14)       (59)       (64)
                                   ------------------------------------------
    Net earnings (loss)
     applicable to common
     shares                         1,736       (299)     2,416        450
    -------------------------------------------------------------------------
    Net earnings (loss) per
     common share - basic(Note 7)
      Continuing operations          0.92      (0.13)      2.15       4.34
      Net earnings (loss)            1.92      (0.37)      2.74       0.56
    Net earnings (loss) per
     common share - diluted(Note 7)
      Continuing operations          0.91      (0.13)      2.13       4.29
      Net earnings (loss)            1.89      (0.37)      2.71       0.55
    Dividends per common share       0.30       0.30       1.20       1.20
    Average number of common
     shares outstanding
     (millions)                     909.1      808.5      847.9      807.9
    -------------------------------------------------------------------------
    The following is a reconciliation of net earnings (loss) to reflect the comparative impact of the non- amortization of goodwill and indefinite-life intangible assets effective January 1, 2002 (Refer to Note 1):

    Adjusted net earnings (loss)
    Net earnings (loss), as
     reported                       1,752       (285)     2,475        514
    Amortization expense on
     goodwill and
     indefinite-life
     intangible assets                  -        234          -        971
                                   ------------------------------------------
    Net earnings (loss),
     adjusted                       1,752        (51)     2,475      1,485
    -------------------------------------------------------------------------
    Adjusted net earnings (loss)
     per common share
      Basic                          1.92      (0.08)      2.74       1.76
      Diluted                        1.89      (0.08)      2.71       1.74
    -------------------------------------------------------------------------
    (1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
    -------------------------------------------------------------------------
    For the period ended December 31   Three months          Twelve months
                                   ------------------------------------------
    ($ millions) (unaudited)         2002       2001       2002       2001
    -------------------------------------------------------------------------
    Balance at beginning of
     period, as previously
     reported                      (7,605)     1,238        712      1,339
    Adjustment for change in
     accounting policy(Note 1)          -          -     (8,180)         -
                                   ------------------------------------------
    Balance at beginning of
     period, as restated           (7,605)     1,238     (7,468)     1,339
      Net earnings (loss)           1,752       (285)     2,475        514
      Dividends - Preferred shares    (16)       (14)       (59)       (64)
                - Common shares      (274)      (242)    (1,031)      (969)
                                   ------------------------------------------
                                     (290)      (256)    (1,090)    (1,033)
      Costs relating to the
       issuance of common shares        -          -        (62)         -
      Premium on redemption of
       common and preferred
       shares                           -          -         (6)      (108)
      Other                            (6)        15          2          -
                                   ------------------------------------------
    Balance at end of period       (6,149)       712     (6,149)       712
    -------------------------------------------------------------------------

    CONSOLIDATED BALANCE SHEETS
    -------------------------------------------------------------------------
    At December 31 ($ millions) (unaudited)                2002(1)    2001
    -------------------------------------------------------------------------
    ASSETS
    Current assets
      Cash and cash equivalents(2)                          306        569
      Accounts receivable                                 2,343      4,118
      Income and other taxes receivable                     147          -
      Other current assets                                  769      1,213
                                                        ---------------------
    Total current assets                                  3,565      5,900
    Investments                                             777      1,106
    Capital assets                                       20,486     25,861
    Future income taxes                                     675      1,031
    Other long-term assets                                3,057      3,363
    Indefinite-life intangible assets                       900        866
    Goodwill                                             10,103     15,947
                                                        ---------------------
    Total assets                                         39,563     54,074
    -------------------------------------------------------------------------
    LIABILITIES
    Current liabilities
      Accounts payable and accrued liabilities            3,834      5,792
      Income and other taxes payable                          -        681
      Debt due within one year                            2,026      5,263
                                                        ---------------------
    Total current liabilities                             5,860     11,736
    Long-term debt                                       13,395     14,861
    Future income taxes                                     815        924
    Other long-term liabilities                           3,026      4,129
                                                        ---------------------
    Total liabilities                                    23,096     31,650
                                                        ---------------------
    Non-controlling interest                              3,596      5,625
                                                        ---------------------
    SHAREHOLDERS' EQUITY
    Preferred shares                                      1,510      1,300
                                                        ---------------------
    Common shareholders' equity
      Common shares(3)                                   16,520     13,827
      Contributed surplus                                   980        980
      Retained earnings (deficit)                        (6,149)       712
      Currency translation adjustment                        10        (20)
                                                        ---------------------
    Total common shareholders' equity                    11,361     15,499
                                                        ---------------------
    Total shareholders' equity                           12,871     16,799
                                                        ---------------------
    Total liabilities and shareholders' equity           39,563     54,074
    -------------------------------------------------------------------------
    (1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

    (2) At December 31, 2001, cash and cash equivalents include $233 million of restricted cash (nil at December 31, 2002). This amount represented BCE's share of Telecom Americas Ltd.'s cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

    (3) At December 31, 2002, 915,867,928 (808,514,211 at December 31, 2001) BCE
        Inc. common shares and 20,470,700 (18,527,376 at December 31, 2001) BCE Inc. stock options were outstanding. 103 million common shares were issued during 2002 in connection with the repurchase by BCE Inc. of SBC Communications Inc.'s indirect minority interest in Bell Canada (refer to Note 3 "Business acquisitions and dispositions"). The stock options were issued under BCE's Long-Term Incentive Stock Option Programs and are exercisable on a one-for-one basis for common shares of BCE Inc. Additionally, Teleglobe stock option holders will receive, upon exercise of their stock options, 0.91 of a BCE Inc. common share for each Teleglobe stock option held. At December 31, 2002, all Teleglobe stock options outstanding were exercisable into 4,266,723 BCE Inc. common shares (10,204,966 at December 31, 2001).

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  -------------------------------------------------------------------------
  For the period ended December 31   Three months          Twelve months
                                 ------------------------------------------
  ($ millions) (unaudited)         2002       2001(1)    2002       2001(1)
  -------------------------------------------------------------------------
  Cash flows from operating
   activities
  Earnings (loss) from
   continuing operations            835        (90)     1,898      3,571
  Adjustments to reconcile earnings (loss) from continuing operations to cash flows from operating activities:
    Amortization expense            794        948      3,146      3,826
    Net benefit plans credit         (8)       (31)       (33)      (121)
    Restructuring and other
     charges                        333        731        805        915
    Impairment charge               770          -        770          -
    Net gains on investments     (2,260)       (50)    (2,435)    (4,088)
    Future income taxes             612        179        602        682
    Non controlling interest        267        (38)       668        186
    Other items                     (56)      (657)      (298)      (894)
    Changes in non-cash
     working capital                (96)       268       (592)       157
                                 ------------------------------------------
                                  1,191      1,260      4,531      4,234
                                 ------------------------------------------
  Cash flows from investing
   activities
  Capital expenditures           (1,074)    (1,196)    (3,771)    (4,999)
  Investments                    (5,097)      (152)    (6,604)      (535)
  Divestitures                    2,761        141      3,230      4,749
  Other items                         5        (73)        10       (122)
                                 ------------------------------------------
                                 (3,405)    (1,280)    (7,135)      (907)
                                 ------------------------------------------
  Cash flows from financing
   activities
  Decrease in notes
   payable and bank advances       (636)      (217)      (210)    (2,744)
  Issue of long-term debt         2,508        387      4,908      2,443
  Repayment of long-term
   debt                          (2,091)      (258)    (2,893)    (1,221)
  Issue of common shares            303          5      2,693         71
  Costs relating to the
   issuance of common and
   preferred shares                   -          -        (78)         -
  Purchase of common
   shares for cancellation            -          -          -       (191)
  Issue of preferred shares           -          -        510          -
  Redemption of preferred
   shares                             -          -       (306)         -
  Dividends paid on common
   and preferred shares            (284)      (256)    (1,042)    (1,033)
  Issue of common shares,
   preferred shares,
   convertible debentures
   and equity-settled notes
   by subsidiaries to
   non-controlling interest           5         89        206      1,459
  Redemption of preferred
   shares by subsidiaries             -         (1)         -       (347)
  Dividends paid by
   subsidiaries to
   non-controlling interest        (147)       (89)      (468)      (357)
  Other items                       (10)        55        (46)        72
                                 ------------------------------------------
                                   (352)      (285)     3,274     (1,848)
                                 ------------------------------------------
  Effect of exchange rate
   changes on cash and
   cash equivalents                   2         (1)         3         (2)
                                 ------------------------------------------
  Cash provided by (used
   in) continuing operations     (2,564)      (306)       673      1,477
  Cash used in
   discontinued operations            -       (213)      (936)    (1,168)
                                 ------------------------------------------
  Net increase (decrease)
   in cash and cash
   equivalents                   (2,564)      (519)      (263)       309
  Cash and cash
   equivalents at
   beginning of period            2,870      1,088        569        260
                                 ------------------------------------------
  Cash and cash
   equivalents at end of
   period                           306        569        306        569
  -------------------------------------------------------------------------
 1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

    The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002.

    1. SIGNIFICANT ACCOUNTING POLICIES

    The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), using the same accounting policies as outlined in Note 1 of the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002 except as noted below. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

    BASIS OF PRESENTATION
    All financial information for 2002 and prior periods were restated to reflect the accounting treatment of BCE's investments in Teleglobe Inc. ("Teleglobe") and Bell Canada International Inc. ("BCI") as discontinued operations (refer to Note 6 "Discontinued operations"), and the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to "Recent pronouncements") effective in the first quarter of 2002. In addition, effective in the second quarter of 2002, BCE ceased to consolidate the financial results of Teleglobe and BCI, and during 2002 held these investments at cost (refer to Note 6 "Discontinued operations").

    RECENT PRONOUNCEMENTS

    BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS The CICA issued new Handbook Sections 1581, Business Combinations, and
3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. BCE's management allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

    The following represents a reconciliation of the stated goodwill as at December 31, 2002:

    -------------------------------------------------------------------------
    ($ millions)
    -------------------------------------------------------------------------
    Goodwill, January 1, 2002                                       15,947

    Transitional goodwill impairment charge                         (8,652)
    Goodwill acquired during the year(1)                             5,472
    Goodwill disposed during the year(2)                              (218)
    Deconsolidation of Teleglobe and BCI                            (1,754)
    Impairment charge(3)                                              (770)
    Impact of changes in foreign currency translation                   78
                                                                 ------------
    Goodwill, December 31, 2002                                     10,103
    -------------------------------------------------------------------------
    (1) The goodwill acquired during 2002 relates primarily to the acquisition of SBC Communications Inc.'s ("SBC") 20% interest in Bell Canada Holdings Inc. ("BCH") (refer to Note 3 "Business acquisitions and dispositions").

    (2) The goodwill disposed during 2002 relates primarily to the sale of the Directories business (refer to Note 3 "Business acquisitions and dispositions").

    (3) In the fourth quarter of 2002, BCE completed its annual assessment of goodwill of all of its reporting units, as required by the provisions of CICA Handbook section 3062, and recorded a charge to pre-tax earnings of $770 million ($530 million after non-controlling interest) relating to impaired goodwill of reporting units within Bell Globemedia ($715 million) and Aliant ($55 million). In each case, the goodwill was written down to its fair value, which was determined based on estimates of discounted future cash flows and corroborated by market-related values.

    The primary factor contributing to the impairment at Bell Globemedia is a revised estimate of future cash flows that reflect management's decision to scale back its trials in convergence products and other non-core businesses, as well as current market conditions for the media business. The write-down at Aliant was determined to be appropriate in light of current market conditions and the recent weak performance of its information technology line of business.


    FOREIGN CURRENCY TRANSLATION
    Effective January 1, 2002, BCE also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at January 1, 2002 was to decrease other long-term assets by $288 million, increase future income taxes by $27 million, decrease non- controlling interest by $70 million and decrease retained earnings by $191 million.

    STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS BCE also adopted the new recommendations of CICA Handbook Section 3870,
Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For BCE, this Section applies to all awards granted on or after January 1, 2002. Upon adoption, BCE has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE Inc.'s common shares at the date of grant over the amount an employee must pay to acquire the common shares(1). The following outlines the impact and assumptions used if the compensation cost for BCE's stock options was determined under the fair value based method of accounting for awards granted on or after January 1, 2002.

    -------------------------------------------------------------------------
    For the period ended December 31, 2002                Three     Twelve
                                                         Months     Months
    -------------------------------------------------------------------------
    Net earnings, as reported ($ millions)                1,752      2,475
    Pro forma impact ($ millions)                            (6)       (27)
                                                        ---------------------
    Pro forma net earnings ($ millions)                   1,746      2,448
    Pro forma net earnings per common share
     (basic) ($)                                           1.91       2.71
    Pro forma net earnings per common share
     (diluted) ($)                                         1.88       2.67
    Assumptions used in Black Scholes option
     pricing model:
    Dividend yield                                          3.5%       3.3%
    Expected volatility                                      30%        30%
    Risk-free interest rate                                 3.8%       4.6%
    Expected life (years)                                     3        4.4
    Number of options granted                           104,180  8,051,159
    Weighted average fair value per option granted($)       $ 3        $ 7
    -------------------------------------------------------------------------
    (1) In December 2002, BCE announced that effective January 1, 2003, it will account for employee stock options by measuring compensation cost for options granted on or after January 1, 2002 under the fair value based method of accounting, using a Black Scholes option pricing model. As a result of applying this new accounting policy, BCE expects to record operating expenses of approximately $40 million to $55 million in 2003, representing an impact of approximately $0.04 to $0.05 on net earnings per share.

    2.  SEGMENTED INFORMATION

    BCE operates under four segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. These segments are the Bell Canada segment, Bell Globemedia, BCE Emergis and BCE Ventures.
    -------------------------------------------------------------------------
    For the period ended December 31   Three months         Twelve months
                                   ------------------------------------------
    ($ millions)                     2002       2001       2002       2001
    -------------------------------------------------------------------------
    Operating revenues
    Bell Canada External            4,499      4,468     17,318     17,038
                Inter-segment(1)       33         68        171        164
                                   ------------------------------------------
                                    4,532      4,536     17,489     17,202
    Bell
     Globemedia External              366        344      1,246      1,175
                Inter-segment          13         10         44         28
                                   ------------------------------------------
                                      379        354      1,290      1,203
    BCE Emergis External              100        105        399        451
                Inter-segment          31         76        141        205
                                   ------------------------------------------
                                      131        181        540        656
    BCE
     Ventures   External              202        196        796        670
                Inter-segment          80         91        268        374
                                   ------------------------------------------
                                      282        287      1,064      1,044
    Corporate
     and other  External                5          0          9          6
                Inter-segment          44         30        165         85
                                   ------------------------------------------
                                       49         30        174         91
                                   ------------------------------------------
    Less: Inter-segment
     eliminations(1)                 (201)      (275)      (789)      (856)
                                   ------------------------------------------
    Total operating revenues        5,172      5,113     19,768     19,340
    -------------------------------------------------------------------------
    EBITDA(2)
    Bell Canada                     1,788      1,704      7,289      6,876
    Bell Globemedia                    72         43        180        108
    BCE Emergis                        20         35         30        127
    BCE Ventures                       72         88        289        290
    Corporate and other,
     including inter-segment
     eliminations                     (39)       (43)      (166)      (159)
                                   ------------------------------------------
    Total EBITDA                    1,913      1,827      7,622      7,242
    -------------------------------------------------------------------------
    Net earnings (loss) applicable
     to common shares
    Bell Canada                     1,407       (101)     2,423        663
    Bell Globemedia                  (493)       (25)      (492)      (150)
    BCE Emergis                         7        (45)       (51)      (281)
    BCE Ventures                       32         41        131        270
    Corporate and other,
     including inter-segment
     eliminations                    (118)        40       (113)     3,069
                                   ------------------------------------------
    Total earnings (loss)
     from continuing operations       835        (90)     1,898      3,571
    Discontinued operations           917       (195)       577     (3,057)
    Dividends on preferred shares     (16)       (14)       (59)       (64)
                                   ------------------------------------------
    Total net earnings
     (loss) applicable to
     common shares                  1,736       (299)     2,416        450
    -------------------------------------------------------------------------
    (1) Certain comparative figures have been reclassified to conform to the current period presentation.

    (2) "EBITDA" is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses "EBITDA", amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

    3.  BUSINESS ACQUISITIONS AND DISPOSITIONS

    REPURCHASE OF SBC'S 20% INTEREST IN BCH
    On June 28, 2002, BCE Inc., BCH and entities controlled by SBC entered into agreements that led to the repurchase by BCE Inc. of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for $6.3 billion. Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE Inc.'s ownership in BCH to 83.5%. On December 2, 2002, BCE Inc. completed the repurchase of the remaining 16.5% interest in BCH for a purchase price of $4.99 billion. The excess of the purchase price over the carrying value of the 20% interest in BCH amounted to $5.4 billion. This amount will be allocated to the individual net assets including intangibles of BCH based on a valuation of those individual net assets with any remaining excess being allocated to goodwill. Preliminarily, this excess has been allocated entirely to goodwill.

    BCE Inc. completed the financing of the $6.3 billion repurchase price of SBC's indirect interest in Bell Canada through the following steps:

    - $1.1 billion drawn on July 15, 2002 under a $3.3 billion two-year non-revolving credit agreement;

    - proceeds from the issuance on July 15, 2002 of 9 million BCE Inc. common shares for $250 million ($27.63 per share), by way of a private placement to SBC;

    - net proceeds from the public issuance on August 12, 2002 of 85 million common shares of BCE Inc. for $2 billion ($24.45 per share);

    - net proceeds from the public issuance on October 30, 2002 of long-term notes of BCE Inc. for $2 billion;

    - proceeds from the issuance on December 2, 2002 of 9 million BCE Inc. common shares for $250 million ($28.36 per share), by way of a second private placement to SBC; and

    - the remaining $0.7 billion was financed from a portion of the net proceeds from the sale of the Directories business.

    As part of the agreements, BCE Inc. will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities held by SBC.

    In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option ("BCH option") to purchase 20% of the then outstanding common shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH shares, exercisable no later than January 30, 2003.

    SALE OF THE DIRECTORIES BUSINESS
    On November 29, 2002, Bell Canada and certain affiliates completed the sale of their print and electronic Directories business for $3 billion cash. As a result, BCE recorded a gain on sale of $2.3 billion. The purchasers own an approximate 90% equity interest of an acquisition vehicle that holds the Directories business. Bell Canada indirectly acquired an approximate 10% equity interest in the acquisition vehicle for approximately $91 million.

    CREATION OF BELL WEST INC. ("BELL WEST")
    In April 2002, Bell Canada and Manitoba Telecom Services Inc. ("MTS"), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. in Alberta and British Columbia with Bell Intrigna Inc. to create Bell West, a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS' 40% ownership of Bell West.

    The put options for MTS are as follows:
    - In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

    The call options for Bell Canada should MTS not exercise its put options are as follows: - In March 2004, Bell Canada has the option to purchase MTS interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS interest at fair market value. Bell Canada can also purchase MTS interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

    CREATION OF THE BELL NORDIQ INCOME FUND
    In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the "Bell Nordiq Income Fund"). The Fund acquired from Bell Canada a 36% interest in each of Telebec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. Bell Canada received gross proceeds of $324 million and recorded a gain on sale of $222 million (BCE's share is $170 million on an after-tax basis).

    4. RESTRUCTURING AND OTHER CHARGES

    BELL CANADA STREAMLINING COSTS AND OTHER CHARGES In the fourth quarter of 2002, Bell Canada recorded a pre-tax restructuring charge of $302 million ($190 million after tax), representing restructuring and other charges of $232 million and $70 million, respectively. The restructuring charge is related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 1,700 employees, which resulted primarily from a decision to streamline certain management, clerical, line and other support functions. The restructuring program is expected to be completed in 2003. At December 31, 2002, the remaining unpaid balance of this restructuring provision relating to employee severance and other directly related employee costs was $111 million. Other charges consisted primarily of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from prior years.

    WRITE-OFF OF DEFERRED COSTS
    In the fourth quarter of 2002, BCE recorded a pre-tax charge of $93 million ($61 million on an after tax basis), representing a write-off of deferred costs relating to various convergence initiatives after an analysis indicated that it is unlikely that these costs will be recovered.

    SETTLEMENT OF PAY EQUITY COMPLAINTS
    On September 25, 2002, the members of the Canadian Telecommunications Employees' Association ("CTEA") ratified a settlement reached between the CTEA and Bell Canada with respect to the 1994 pay equity complaints filed by members of the CTEA before the Canadian Human Rights Tribunal. The settlement includes a cash payout of $128 million and related pension benefits of approximately $50 million. As a result of the settlement, Bell Canada recorded a one-time charge of $79 million (BCE's share is $37 million on an after-tax basis) in the third quarter of 2002, which corresponds to the $128 million cash payout, net of a previously recorded provision. The pension benefits will be deferred and amortized into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

    WRITE-DOWN OF BELL CANADA'S ACCOUNTS RECEIVABLE
    Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer and service line, which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after- tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's.

    BCE EMERGIS RESTRUCTURING PLAN
    BCE Emergis Inc. ("BCE Emergis") recorded a pre-tax charge of $119 million (BCE's share is $63 million on an after-tax basis) in the second quarter of 2002, representing restructuring and other charges of $100 million and $19 million, respectively, related to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of BCE Emergis' service offerings and reduction in its operating cost structure. The restructuring program is substantially complete. As at December 31, 2002, the remaining unpaid balance of this restructuring provision was $23 million.

    5. OTHER INCOME (EXPENSE)
    -------------------------------------------------------------------------
    For the period ended December 31  Three months          Twelve months
                                   ------------------------------------------
    ($ millions)                     2002       2001       2002       2001
    -------------------------------------------------------------------------
    Net gains on investments        2,246          7      2,427      4,044
    Foreign currency gains
     (losses)                          (1)        (8)        36        (83)
    Other                              (3)       (10)         5         54
    -------------------------------------------------------------------------
    Other income (expense)          2,242        (11)     2,468      4,015
    -------------------------------------------------------------------------

    In the fourth quarter of 2002, net gains on investments of $2,246 million resulted primarily from the sale of the Directories business ($2,310 million). The remaining $64 million net loss consists of various write-downs of portfolio investments. Included in other is a $30 million write-down of deferred financing costs relating to the early retirement of credit facilities.

    In 2002, net gains on investments of $2,427 million also included the sale of a 36% interest in both Telebec Limited Partnership and Northern Telephone Limited Partnership upon the creation of the Bell Nordiq Income Fund ($222 million) and a $98 million write-down of the remaining portfolio investment in Nortel Networks.

    6. DISCONTINUED OPERATIONS
    -------------------------------------------------------------------------
    For the period ended December 31   Three months         Twelve months
                                   ------------------------------------------
    ($ millions)                     2002       2001       2002       2001
    -------------------------------------------------------------------------
    Teleglobe                       1,042       (174)       893     (2,810)
    BCI                              (125)       (21)      (316)      (247)
    -------------------------------------------------------------------------
    Net gain (loss) from
     discontinued operations          917       (195)       577     (3,057)
    -------------------------------------------------------------------------

    TELEGLOBE
    Teleglobe provides international voice and data telecommunications services. Until the second quarter of 2002, Teleglobe also provided, through its investment in the Excel Communications group ("Excel"), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America. The results of operations of Teleglobe include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

    On April 24, 2002, BCE Inc. announced that it would cease further long- term funding to Teleglobe. BCE Inc.'s decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE Inc.-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation.

    BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062 (refer to Note 1).

    On May 15, 2002 and later during the year, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in various countries, including Canada and the United States. On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business. Effective November 30, 2002, BCE Inc.'s debtor-in-possession and employee severance and retention facilities were fully repaid by Teleglobe and terminated. On December 31, 2002, after obtaining court approval, BCE Inc. and its affiliates sold all of their common and preferred shares in Teleglobe to the court-appointed monitor for nominal consideration.

    The sale triggered approximately $10 billion of capital losses. BCE recorded a gain of $1,042 million, relating primarily to the tax benefit from (i) reinstating non-capital losses that were previously used to offset the gain on sale of Nortel Networks shares in 2001; and (ii) applying a portion of the capital losses against the gain on the sale of the Directories business in 2002. A valuation allowance has been provided against the entire amount of the unused tax benefit associated with the capital losses.

    CHANGE IN ACCOUNTING FOR TELEGLOBE
    Since (i) BCE's management did not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe; (ii) BCE has not guaranteed any of Teleglobe's obligations; and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and began accounting for the investment at cost.

    The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

    Refer to Note 8 "Commitments and Contingencies" for a description of the lending syndicate lawsuit filed against BCE Inc.

    BCI
    Prior to the sale of its interest in Telecom Americas Ltd., BCI developed and operated advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan to dispose of its operations in BCI. As a result, BCI's results were reported as discontinued operations.

    BCI'S PLAN OF ARRANGEMENT
    BCI completed the sale of its interest in Telecom Americas Ltd. in July 2002. BCI held most of its investments through Telecom Americas Ltd. BCI will be liquidated once all of its assets have been disposed of and all claims against it have been determined. A final distribution will be made to BCI's creditors and shareholders with the approval of the court.

    CHANGE IN ACCOUNTING FOR BCI
    Effective June 30, 2002, BCE deconsolidated BCI's financial results, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results.

    BCE recorded a charge of $316 million in 2002 ($191 million in the second quarter and $125 million in the fourth quarter), representing a write-down of its investment in BCI to an estimate of its net realizable value. The charge was reported as a loss from discontinued operations.

    Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

    -------------------------------------------------------------------------
                                                       December   December
                                                             31         31
    ($ millions)                                           2002       2001
    -------------------------------------------------------------------------
    Current assets                                            -      1,957
    Non-current assets                                       50     16,576
    Current liabilities                                       -     (5,855)
    Non-current liabilities                                   -     (5,250)
    -------------------------------------------------------------------------
    Net assets of discontinued operations                    50      7,428
    -------------------------------------------------------------------------


    The summarized statements of operations for the discontinued operations are as follows:

    -------------------------------------------------------------------------
    For the period ended December 31   Three months         Twelve months
                                   ------------------------------------------
    ($ millions)                     2002       2001       2002       2001
    -------------------------------------------------------------------------
    Revenue                             -        984        681      3,695
                                   ------------------------------------------
    Operating loss from
     discontinued
     operations, before tax             -       (251)      (123)    (3,407)
    Gain (loss) on
     discontinued
     operations, before tax          (125)         0       (407)       461
    Income tax recovery on
     operating loss                     -         75         40        209
    Income tax recovery
     (expense) on (gain) loss       1,042          0      1,060        (45)
    Non-controlling interest            -        (19)         7       (275)
    -------------------------------------------------------------------------
    Net gain (loss) from
     discontinued operations          917       (195)       577     (3,057)
    -------------------------------------------------------------------------

    7. EARNINGS PER SHARE DISCLOSURES

    The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

    -------------------------------------------------------------------------
    For the period ended December 31   Three months         Twelve months
                                   ------------------------------------------
                                     2002       2001       2002       2001
    -------------------------------------------------------------------------
    Earnings (loss) from continuing
     operations (numerator)
     ($ millions)
    Earnings (loss) from
     continuing operations            835        (90)     1,898      3,571
    Dividends on preferred
     shares                           (16)       (14)       (59)       (64)
                                    --------  --------  ---------  ----------
    Earnings from continuing
     operations - basic               819       (104)     1,839      3,507
    Exercise of put options
     by CGI shareholders                3          0(1)      12          2
    -------------------------------------------------------------------------
    Earnings (loss) from
     continuing operations -
     diluted                          822       (104)     1,851      3,509
    -------------------------------------------------------------------------
    Weighted average number of
     common shares outstanding
     (denominator) (millions)
    Weighted average number
     of common shares
     outstanding - basic            909.1      808.5      847.9      807.9
    Exercise of stock options         1.9          0(1)     2.0        4.4
    Exercise of put options
     by CGI shareholders             13.0          0(1)    13.0        5.6
    -------------------------------------------------------------------------
    Weighted average number
     of common shares
     outstanding - diluted          924.0      808.5      862.9      817.9
    -------------------------------------------------------------------------
    (1) Anti-dilutive

    8. COMMITMENTS AND CONTINGENCIES

    TELEGLOBE LENDING SYNDICATE LAWSUIT
    Certain members of the Teleglobe lending syndicate (the "Plaintiffs") filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interests and costs), which they allege is equal to the amount they advanced as members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe's alter ego. The Plaintiffs represent approximately 95.2% of the US$1.25 billion advanced by the members of such lending syndicate. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position.

    CRTC SECOND PRICE CAP DECISION 2002-34
    On May 30, 2002, the CRTC released Decision 2002-34, "Second Price Cap Decision", making a number of changes to the rules governing Canada's telecommunications industry with respect to local service for the next four years. One of the changes resulting from this Decision is that there be a mechanism (referred to in the Decision as the "deferral account") to provide to the majority of residential customers a combination of certain enhanced services, reduced rates and/or rebates, and certain other adjustments. Bell Canada will propose the manner in which it will implement these directives to the CRTC in March 2003. As at December 31, 2002, BCE's commitment associated with this Decision is estimated at $99 million.



-30-

For further information: Nick Kaminaris, Communications, (514) 786-3908, Web Site: www.bce.ca; Isabelle Morin, Investor Relations, (514) 786-3845

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            BCE Inc.



                                  (Signed Michael T. Boychuk)
                      -----------------------------------------------------
                                        Michael T. Boychuk
                         Senior Vice-President and Corporate Treasurer





                                    Date: January 29, 2003